SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2012

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):                 )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of Annual Results for the year ended December 31, 2011, dated March 20, 2012	A-1

1.2	Announcement regarding resignation of director, change of important executive positions and proposed appointment of director, dated March 20, 2012.	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 21, 2012	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Announcement of Annual Results for the year ended 31 December 2011

HIGHLIGHTS

IFRS-based	Excluding the amortisation of upfront connection fees

• Operating revenues reached RMB245,041 million	• Operating revenues reached RMB244,943 million, up by 11.7%

• Profit attributable to equity holders of the Company was RMB16,502 million, basic earnings per share was RMB0.20	• EBITDA was RMB94,266 million, up by 6.5%, EBITDA margin was 40.8%

• Profit attributable to equity holders of the Company was RMB16,404 million, up by 10.5%, basic earnings per share was RMB0.20

• Total number of mobile subscribers was 126 million, net increase of 35.95 million, up by 39.7%, of which 3G mobile subscribers was 36.29 million, net increase of 24.00 million, up by 195.3%

• Total number of wireline broadband subscribers was 76.81 million, net increase of 13.33 million, up by 21.0%

• Total number of access lines in service was 170 million, net decrease of 5.46 million, down by 3.1%

CHAIRMAN’S STATEMENT

In 2011, we firmly seized the valuable market opportunities arising from the rapidly proliferating mobile Internet applications and the increasing demand of industry informatisation to continue to deepen our strategic transformation. We pragmatically promoted the development of our Three New Roles – “a leader of intelligent pipeline, a provider of integrated platforms, and a participant in content and application development” and proactively expanded into emerging areas such as mobile Internet. We accelerated the optimisation of business structure and continuously enhanced our operational and management capabilities, facilitating effective promotion in the scale development of our mobile, wireline broadband and industry informatisation services. Revenue and profit continued to maintain robust growth and the Company’s overall competitive strengths have been further enhanced.

Operating Results

In 2011, the Company achieved favourable development. The operating revenues amounted to RMB245,041 million. Excluding the amortisation of upfront connection fees, the operating revenues were RMB244,943 million, an increase of 11.7% over last year. The revenue structure continued to be optimised, laying a solid foundation for future sustainable development. Mobile service revenue reached RMB68,248 million, an increase of 43.0% over last year, further increasing its proportion to 27.9% of total revenue and became the largest service of the Company. Revenue from wireline broadband service was RMB60,801 million, an increase of 12.3% over last year and maintained rapid growth. Wireline voice revenue was RMB49,764 million, its proportion to total revenue declined to 20.3% and the operating risks were further alleviated. EBITDA1,2 was RMB94,266 million, an increase of 6.5% over last year while EBITDA margin3 was 40.8%. The profit attributable to equity holders of the Company was RMB16,404 million, an increase of 10.5% over last year, demonstrating concurrent achievement in scale development of subscriber and enhancement in profitability. Basic earnings per share was RMB0.20. Capital expenditure was RMB49,551 million, accounted for 20.2% of revenue and free cash flow4 was RMB20,288 million.

Taking into account the return to shareholders, the Company’s cash flow and its capital requirements for the forthcoming acquisition of mobile network assets from parent company, the Board of Directors has decided to recommend at the forthcoming Annual General Meeting that a dividend being an equivalent of HK$0.085 per share be declared, which is the same as last year.

Full services development achieving new breakthroughs

Through more than three years of practice and exploration, we have continuously deepened our understanding and grasp of the pattern of full services operation and enriched our operating experience. We effectively promoted the scale development of the Company’s three core services, further consolidating and strengthening our competitive advantages.

[1]	For convenience of investors’ analysis, EBITDA was calculated before CDMA network capacity lease fee.

[2]

Including the amortisation of upfront connection fees, EBITDA was RMB94,364 million, profit attributable to equity holders of the Company was RMB16,502 million, and basic earnings per share was RMB0.20.

[3]	EBITDA margin was calculated based on EBITDA divided by the operating revenues excluding mobile terminal sales.

[4]	Free cash flow was calculated from EBITDA (excluding amortisation of the upfront connection fees) minus CDMA network capacity lease fee, capital expenditure and income tax.

3G leading mobile service scale expansion

In 2011, China’s mobile telecommunications market has gradually migrated from 2G to 3G services. With accelerated growth in 3G services, the market potential was huge and the Company firmly seized this historic opportunity for development. Through a series of development initiatives such as comprehensively promoting the terminal-driven marketing model, optimising channel distribution, enhancing service capability, enriching mobile applications and strengthening brand building, the Company effectively promoted scale development of its mobile service; Through the transformation of self-operated sales outlets to handset speciality stores like electronic appliance stores to strengthen sales and marketing to enhance customers’ experience, together with implementation of flexible and effective incentive schemes to motivate open channel sales initiatives, new addition of subscribers increased rapidly; Through cooperation and incentive across terminal value chain to motivate value chain participants, the variety of smartphones, in particular the smartphones priced around RMB1,000, proliferated robustly. Sales volume of 3G smartphones continued to rise, which well supported the rapid expansion of 3G subscribers base; Through continuous innovation in service measures and focusing on the enhancement of electronic channel service capabilities to boost the mobile service scale expansion; Strengthening cooperation with external parties, constantly launching popular mobile Internet applications, through sales and marketing to enhance customers’ experience and continuous follow-up marketing strategies to increase the usage and vigorousness level of the applications and promote the development by applications; Targeting the youngster market, the brand “e-Surfing Fly Young” was launched, gathering various resource advantages such as network, applications, service, etc., in order to seize the mobile Internet active user market. In 2011, the net addition of mobile subscribers was 35.95 million, reaching a total of 126 million and the Company became the world’s largest CDMA operator. Our mobile subscriber market share further increased to 13.0%, with 3G subscribers totalling 36.29 million and 3G subscriber market share was 28.5%. The Company’s market influence was further enhanced, demonstrating scale benefit driving enhancement in corporate overall profitability.

While we are achieving the scale development of our mobile subscribers base, with a firm foothold in the present and an outlook to the future, we vigorously promoted the transformation from voice-centric to data traffic operation and stand at the forefront for future development: We leveraged our strengths and capabilities in integrated platform and gathered popular Internet applications such as instant messaging, Weibo, group buying and Best Tone services, reinforcing application-driven usage and enriching data content. We leveraged our “Cloud” computing service capability while proactively exploring and expanding the development into emerging services such as mobile payment and positioning services to enhance data traffic value. We innovated the data traffic marketing model, through strengthening sales and marketing to enhance customers’ experience and cultivating users’ habit of usage to increase data revenue. In 2011, mobile data revenue was RMB29,620 million, an increase of 57.4% over last year.

Broadband upgrade boosting rapid development

Broadband network has become the most important infrastructure in the informatisation society and broadband development will become an important initiative to promote national economic growth. With the growing demand for e-commerce, the continuously enriching applications in the Internet of Things and continuous acceleration in Three Networks Convergence, the demand from high-bandwidth applications has become an important driver for bandwidth upgrade, injecting new vitality into the Company’s broadband service development. The Company duly launched the “Broadband China • Fibre Cities” project and accelerated fibre rollout and the upgrade of Fibre-to-the-Home (FTTH), comprehensively implementing bandwidth upgrade to create a superior network for better customer experience, further consolidating our competitive edges. By the end of 2011, all cities in service areas basically had 8 Mbps bandwidth access capability, while 20 Mbps bandwidth coverage reached 70%. In addition to the broadband upgrade, we vigorously developed products that demanded high bandwidth such as iTV, e-Surfing Video and e-Cloud storage, constantly enriching the content of the “e-Surfing Broadband” brand. We also proactively introduced bandwidth intensive contents and applications such as popular online games and online videos from our external partners to provide users with a differentiated perception of high-bandwidth, effectively promoting an increase in broadband subscribers and value enhancement: In 2011, the net addition of wireline broadband subscribers was 13.33 million and the total number of wireline broadband subscribers reached 76.81 million.

Key industries-focused development expanding informatisation applications

Industry informatisation is an important area in national economic informatisation. Facing the rich gold mine of industry informatisation applications market, we fully leverage our integrated strengths in ICT and government & enterprise service teams. With the brand “e-Surfing Navigator” as the lead, we focused on industries such as government supervision and enforcement, finance, corporate clients and clustered small to medium-sized enterprises. We developed key applications such as e-Surfing RFID, e-office administration, transport and logistics, digital campus and vehicle information services and accelerated the scale replication and promotion of the products. Riding on the opportunity of assisting customers to establish “digital enterprises”, we achieved synergy in integrating our products such as mobile 3G and broadband access into informatisation solutions, effectively driving the scale development of our fundamental services. At the same time, we proactively expanded and developed the “Cloud” service market. We constructed the nationwide “Cloud” resources service management platform on an efficient and centralised basis and proactively promoted “Cloud” computing for industry applications to continuously enhance our capabilities in providing industry informatisation solutions.

Commitment to innovate, “Three New Roles” transformation achieving substantive progress

We broke through from conventional thinking and reinforced our awareness of and capability for innovation, striving to explore the development patterns of emerging services, and increase our innovation initiatives in networks, platforms, products, mechanisms and system. We pragmatically implemented our “Three New Roles” strategy and endeavoured to develop new differentiated competitive edges to promote the scale development of our services.

We actively promoted intelligent pipeline construction: We strived to achieve differentiated allocation of network resources, focusing on enhancing our service assurance capabilities for high-end users, relieving network capacity expansion pressure and saving on capital expenditure. At the same time, we conducted trial of our intelligent bandwidth upgrade products for broadband networks whereby bandwidth resources can be quickly configured according to user’s requirement, in order to achieve self-served bandwidth upgrade by broadband access users so as to improve customer’s experience.

We accelerated the construction of integrated platforms and open operations: We further optimised our platform structure, gradually incorporating various types of application platform resources into the integrated resource management platform for the implementation of centralised efficient operations. We also increased our efforts in transferring the platform resources into the “Cloud” so as to achieve sharing of user information and capability resources. We built a collective eco-environment for Internet applications and constantly improved our basic support capabilities such as authentication, positioning and billing for the integrated platform. We promoted our capabilities in open platforms to external parties to accomplish exchanging of revenue, subscribers and data traffic.

We strengthened our innovative strengths in content applications and proactively expanded Internet applications: For self-developed applications products, we constantly improved their penetration and vigorousness levels through our integrated offering, preliminarily accomplishing business scale expansion: The number of registered users of five products, including iMusic, e-Surfing apps store and e’game all exceeded 30 million respectively. Emerging services such as e-Surfing Chat instant messaging and positioning services were progressively launched to the market. We formed the “Open Mobile Internet Alliance” and innovated new modes of cooperation. We also proactively introduced premium third-party contents and applications such as Tencent QQ, Weibo and UC Browser, and further promoted collaborative development in areas like “Cloud” applications and e-commerce.

We persisted to promote innovation in mechanism and system: In the field of emerging services, we proactively explored corporatisation reform. We accelerated the pace of the corporatisation reform of emerging services such as business travel, video and payment while implementing flexible incentive schemes to invigorise and create professional corporates with competitive edges for the rapid better development of the emerging services. We established a Business Innovation Department to strengthen our centralised efficient operation of innovative products. We also set up an incubator base to create an internal environment to cultivate innovation and incubate new products in the Internet area, thus initially forming a new system of innovative business operations.

Precision management and improvement in efficiency

We persisted in the direction of value management and continued to strengthen precision management, optimising resource allocation and enhance operational capability: We focused on three aspects, namely mobile network utilisation, marketing resource utilisation and operational efficiency of sales outlets. We further deepened the sub-division of performance evaluation units and diligently increased the corporate operating efficiency. We optimised our investment structure, fully leveraging on the functions of resource allocation in guiding business development. We increased our investment in key networks and services such as broadband and mobile and continuously improved investment return.

We acted in accordance with the development pattern of mobile Internet to strengthen our co-ordination and centralised efficient operations in areas such as sales and marketing systems and to make a concerted effort to expand the market. We further perfected our IT system, making every effort to achieve one-point access and entire-network operation, effectively promoting the development of our mobile Internet service.

We proactively embarked on “serving the public and achieving excellence in performance” program. Based on customers’ perception, we enhanced our customer service capabilities in all aspects to continuously improve customer satisfaction, gradually establishing our differentiation advantages: We created superior broadband services, further enhanced our service support capabilities for broadband installation, maintenance and contract renewal and maintained industry-leading service quality level. We focused on 3G service and innovative customer interfaces. Instant messaging services such as QQ have reached scale operation, with the average monthly service volume exceeding two million times. The service capabilities of online channels such as on-line “Palm Service Centre” have also significantly improved, and Weibo has become a key channel to handle customer inquiries. The Company’s mobile Internet service capabilities have begun to take shape.

Corporate Governance and Social Responsibility

We continue to strive to maintain a high level of corporate governance and corporate transparency to ensure healthy development of the Company and enhance corporate value. In 2011, our persistent efforts in corporate governance have been widely recognised by the capital markets. We have been accredited with a number of awards and appreciation, including “No. 1 Best Managed Company in Asia” by Euromoney, being the first company receiving such honour for three consecutive years, the “Overall Best Managed Company in Asia” and “Best Telecom Company in Asia” by FinanceAsia, and “Asia’s Best Companies in Corporate Governance” and “The Best Corporate Social Responsibility in China” by Corporate Governance Asia.

We put great emphasis on environmental protection and vigorously promoted technical improvement for energy savings as well as collaborative building and sharing of mobile base stations. While investing in the conservation of resources, we contributed to energy saving and emission reduction for the community. We proactively practise the concepts of environment-friendly and low-carbon humanistic concept development, fully demonstrating our new image as a green telecom operator. We successfully achieved communications assurance for the Universiade in Shenzhen, the International Horticultural Exposition in Xi’an, and disaster relief, which demonstrated our efforts towards corporate social responsibility and received a high degree of recognition from all sectors of society.

Outlook

At present, 3G service is entering a phase of accelerated growth and will grow explosively. Wireline broadband service is still in a period of high growth. The commercialisation of new services such as mobile Internet, “Cloud” computing and Internet of Things is further accelerating, which will open up a new area for the Company’s development. The national policy of promoting cultural development will also provide new development opportunities. However, at the same time, we also face new challenges, such as the integration of the information industry and intensifying market competition.

Looking forward, we are fully confident. The Company will ride on the industry development trend, in alignment with the theme of “promoting scale development through dual-leadership in innovation and services” to create a differentiated competitive edge. We will adhere to the principle of efficiency and continue to accelerate the scale development of mobile, wireline broadband and informatisation applications. We will strive to enhance our strengths in innovation, service, efficient centralisation and operation management, and take more solid steps towards the goal of being a “world-class integrated information service provider” so as to create more value for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to Mr. Shang Bing and Mr. Zhang Chenshuang for their valuable contribution during their tenure of office as executive directors of the Company.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

20 March 2012

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2011 extracted from the audited consolidated financial statements of the Group as set out in its 2011 Annual Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2011

(Amounts in millions, except per share data)

		2011	2010
	Note	RMB	RMB
			(restated)
Operating revenues	4	245,041	219,864

Operating expenses
Depreciation and amortisation		(51,224)	(52,215)
Network operations and support		(52,912)	(47,432)
Selling, general and administrative		(48,741)	(42,130)
Personnel expenses		(39,167)	(35,529)
Other operating expenses		(28,868)	(19,106)

Total operating expenses		(220,912)	(196,412)

Operating profit		24,129	23,452

Net finance costs	5	(2,254)	(3,600)

Investment income		40	328

Share of profits of associates		99	131

Profit before taxation		22,014	20,311
Income tax	6	(5,416)	(4,846)

Profit for the year		16,598	15,465

		2011	2010
	Note	RMB	RMB
			(restated)
Other comprehensive income for the year:
Change in fair value of available-for-sale equity securities		(205)	132
Deferred tax on change in fair value of available-for-sale equity securities		51	(48)
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(103)	(48)
Share of other comprehensive income from associates		—	(25)

Other comprehensive income for the year, net of tax		(257)	11

Total comprehensive income for the year		16,341	15,476

Profit attributable to:
Equity holders of the Company		16,502	15,347
Non-controlling interests		96	118

Profit for the year		16,598	15,465

Total comprehensive income attributable to:
Equity holders of the Company		16,245	15,358
Non-controlling interests		96	118

Total comprehensive income for the year		16,341	15,476

Basic earnings per share	7	0.20	0.19

Number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2011

(Amounts in millions)

		31 December	31 December	1 January
		2011	2010	2010
	Note	RMB	RMB	RMB
			(restated)	(restated)
ASSETS
Non-current assets
Property, plant and equipment, net		268,877	272,478	283,550
Construction in progress		18,448	14,445	11,567
Lease prepayments		26,280	27,078	27,790
Goodwill		29,918	29,920	29,922
Intangible assets		7,715	9,968	12,311
Interests in associates		985	1,123	997
Investments		648	854	722
Deferred tax assets	9	3,068	5,022	6,839
Other assets		3,600	4,396	5,322

Total non-current assets		359,539	365,284	379,020
Current assets
Inventories		4,840	3,170	2,628
Income tax recoverable		2,425	1,882	1,714
Accounts receivable, net	10	18,471	17,328	17,438
Prepayments and other current assets		4,664	5,073	3,910
Time deposits with original maturity over three months		1,804	1,968	442
Cash and cash equivalents		27,372	25,824	34,804

Total current assets		59,576	55,245	60,936

Total assets		419,115	420,529	439,956

		31 December	31 December	1 January
		2011	2010	2010
	Note	RMB	RMB	RMB
			(restated)	(restated)
LIABILITIES AND EQUITY
Current liabilities
Short-term debt		9,187	20,675	51,650
Current portion of long-term debt		11,766	10,352	1,487
Accounts payable	11	44,358	40,039	34,321
Accrued expenses and other payables		59,372	52,885	52,193
Income tax payable		482	327	395
Current portion of finance lease obligations		—	—	18
Current portion of deferred revenues		2,093	2,645	3,417

Total current liabilities		127,258	126,923	143,481

Net current liabilities		(67,682)	(71,678)	(82,545)

Total assets less current liabilities		291,857	293,606	296,475

Non-current liabilities
Long-term debt		31,150	42,549	52,768
Deferred revenues		2,712	3,558	5,045
Deferred tax liabilities	9	1,117	1,375	1,510

Total non-current liabilities		34,979	47,482	59,323

Total liabilities		162,237	174,405	202,804

Equity
Share capital		80,932	80,932	80,932
Reserves		175,158	164,696	155,372

Total equity attributable to equity holders of the Company		256,090	245,628	236,304
Non-controlling interests		788	496	848

Total equity		256,878	246,124	237,152

Total liabilities and equity		419,115	420,529	439,956

Notes:

1.	BASIS OF PRESENTATION

The Group’s financial statements included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

2.	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of amendments to IFRSs and one new Interpretation that are effective for accounting period beginning on or after 1 January 2011. Of these, the following developments are relevant to the Group’s financial statements:

•	IAS 24 (revised 2009), “Related Party Disclosures”

•	Improvements to IFRSs (2010)

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current accounting period.

(i)	IAS 24 (revised 2009), “Related Party Disclosures”

IAS 24 (revised 2009), “Related Party Disclosures” revises the definition of a related party. As a result, the Group has re-assessed the identification of related parties and concluded that the revised definition does not have any material impact on the Group’s related party disclosures in the current and previous periods. The revised standard also provides limited relief from disclosure of information by government-related entities in respect of transactions with the government to which the Group is related or transactions with other entities related to the same government. As such, the adoption of IAS 24 (revised 2009), “Related Party Disclosures” has resulted in a change in the disclosures for the related party transactions with government-related entities in the financial statements.

(ii)	Improvements to IFRSs (2010)

Improvements to IFRSs (2010) omnibus standard introduces an amendment to IFRS 1, First-time adoption of International Financial Reporting Standards. In the amendment to IFRS 1, a first-time adopter of IFRSs is allowed to use an event-driven fair value measurement as deemed cost for some or all of its assets and liabilities, even when the measurement date is after the IFRS transition date, provided that the measurement date is during the period covered by the entity’s first IFRS financial statements. This amendment can be adopted retrospectively by existing IFRS reporters at the latest in the annual period beginning on or after 1 January 2011.

The accounting periods covered by the first IFRS financial statements of the Predecessor Operations, the First Acquired Group and the Second Acquired Group are from 1 January 1999 to 31 December 2001, from 1 January 2001 to 30 June 2003 and from 1 January 2001 to 31 December 2003, respectively. During the Restructuring, the First Acquisition and the Second Acquisition, as required by the applicable laws and regulations of the PRC, the Group’s financial statements prepared under Accounting Standards for Business Enterprises and other relevant rules (collectively “PRC GAAP”), accounted for property, plant and equipment and lease prepayments at deemed cost based on the valuations performed by China Enterprise Appraisals Co., Ltd. as at 31 December 2001, 31 December 2002 and 31 December 2003 respectively. As the valuations were performed as at a date later than the respective dates of transition to IFRSs, the Group was not permitted at that time to adopt these valuations as deemed cost for the respective IFRS financial statements and instead adopted the following IFRS accounting policies:

•	property, plant and equipment were recognised at carrying amounts determined in accordance with IAS 16 at the respective dates of transition to IFRS and subsequently carried at revalued amount, being its fair value at the dates of revaluations; and

•	lease prepayments were recognised at historical cost and therefore, the related revaluation gains arising from the revaluation in 2001, 2002 and 2003 as mentioned above were not recognised.

As a result of the amendment to IFRS 1, the Group has:

•	retrospectively adjusted the amounts reported for previous periods in the respective IFRS financial statements to be consistent with the retrospective recognition of property, plant and equipment and lease prepayments acquired during the Restructuring, the First Acquisition and the Second Acquisition at their deemed cost in the respective first IFRS financial statements based on the results of valuations, with consequential adjustments for depreciation and amortisation charged in subsequent periods; and

•	changed its accounting policy for property, plant and equipment from the revaluation model to the cost model. The revaluation surplus and deficit related to the revaluation performed in 2004 and 2007, has also been adjusted retrospectively. This change is to align the Group’s accounting policy with industry peers to provide more relevant financial information to the users of the Group’s consolidated financial statements and to eliminate the differences between the Group’s financial statements under IFRS and those under PRC GAAP.

The following table summarises the retrospective adjustments that have been made in accordance with amendment to IFRS 1 to each of the line items in the financial statements:

	31 December 2010 RMB millions	1 January 2010 RMB millions
Increase/(decrease) on items of consolidated statement of financial position

Assets
Property, plant and equipment	(2,770)	(2,778)
Lease prepayments	21,701	22,273
Deferred tax assets	(5,757)	(6,059)

Liabilities
Deferred tax liabilities	(986)	(1,103)

Equity
Capital reserves	19,571	19,571
Other reserves	(2,475)	(2,525)
Revaluation reserve	(10,339)	(10,863)
Retained earnings	7,403	8,389
Non-controlling interest	—	(33)

	2011 RMB millions	2010 RMB millions
Increase/(decrease) on items of consolidated statement of comprehensive income

Depreciation and amortisation	498	559
Network operations and support	30	5
Investment income	—	(33)
Income tax	(133)	(185)
Profit attributable to equity holders of the Company	(395)	(412)
Total comprehensive income	(395)	(412)
Basic earnings per share for profit attributable to equity holders of the Company	(0.01)	(0.01)

3.	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in an integrated telecommunications business. The location of the Group’s assets and operating revenues derived from activities outside mainland China are less than 1% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

4.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

	Note	2011 RMB millions	2010 RMB millions
Wireline voice	(i)	49,764	62,498
Mobile voice	(ii)	38,628	28,906
Internet	(iii)	74,992	63,985
Value-added services	(iv)	25,529	22,571
Integrated information application services	(v)	20,473	15,519
Managed data and leased line	(vi)	14,273	12,389
Others	(vii)	21,284	13,499
Upfront connection fees	(viii)	98	497

		245,041	219,864

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and amortised amount of upfront installation fees charged to customers for the provision of wireline telephony services.

(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.

(iii)	Represent amounts charged to customers for the provision of Internet access services.

(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services.

(v)	Represent primarily the aggregate amount of fees charged to customers for system integration and consulting services and Best Tone information services, which comprise hotline enquiry and booking services.

(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.

(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of equipment.

(viii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

5.	NET FINANCE COSTS

Net finance costs comprise:

	2011 RMB millions	2010 RMB millions
Interest expense incurred	3,023	4,057
Less: Interest expense capitalised*	(313)	(262)

Net interest expense	2,710	3,795
Interest income	(405)	(287)
Foreign exchange losses	48	178
Foreign exchange gains	(99)	(86)

	2,254	3,600

* Interest expense was capitalised in construction in progress at the following rates per annum	2.5% – 5.6%	2.5% – 4.7%

6.	INCOME TAX

Income tax in the profit or loss comprises:

	2011 RMB millions	2010 RMB millions
		(restated)
Provision for PRC income tax	3,635	3,165
Provision for income tax in other tax jurisdictions	29	47
Deferred taxation	1,752	1,634

	5,416	4,846

A reconciliation of the expected tax expenses with the actual tax expense is as follows:

	Note	2011 RMB millions	2010 RMB millions
			(restated)
Profit before taxation		22,014	20,311

Expected income tax expense at statutory tax rate of 25%	(i)	5,503	5,078
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(255)	(579)
Differential tax rate on other subsidiaries’ income	(ii)	(3)	(11)
Non-deductible expenses	(iii)	489	832
Non-taxable income	(iv)	(291)	(444)
Other tax benefits		(27)	(30)

Actual income tax expense		5,416	4,846

Note:

(i)	Except for certain subsidiaries and branches which are taxed at preferential rates of 15% or 24%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.

(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.

(iv)	Amounts primarily represent miscellaneous incomes which are not subject to income tax.

7.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2011 and 2010 is based on the profit attributable to equity holders of the Company of RMB16,502 million and RMB15,347 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

8.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on 20 March 2012, a final dividend of equivalent to HK$0.085 per share totaling approximately RMB5,583 million for the year ended 31 December 2011 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2011.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 20 May 2011, a final dividend of RMB0.071208 (equivalent to HK$0.085) per share totaling approximately RMB5,763 million in respect of the year ended 31 December 2010 was declared and paid on 30 June 2011.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2010, a final dividend of RMB0.074514 (equivalent to HK$0.085) per share totaling approximately RMB6,031 million in respect of the year ended 31 December 2009 was declared and of which RMB5,608 million was paid on 30 June 2010 and the remaining amounts were settled by June 2011.

9.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements during the year are as follows:

		Assets			Liabilities			Net balance
	Note	31 December 2011 RMB millions	31 December 2010 RMB millions	1 January 2010 RMB millions	31 December 2011 RMB millions	31 December 2010 RMB millions	1 January 2010 RMB millions	31 December 2011 RMB millions	31 December 2010 RMB millions	1 January 2010 RMB millions
			(restated)	(restated)		(restated)	(restated)		(restated)	(restated)
Current
Provisions and impairment losses, primarily for doubtful debts		1,009	1,047	931	—	—	—	1,009	1,047	931
Non-current
Property, plant and equipment		1,145	2,882	4,679	(425)	(534)	(645)	720	2,348	4,034
Deferred revenues and installations costs		914	1,093	1,229	(562)	(660)	(732)	352	433	497
Land use rights	(i)	—	—	—	—	—	—	—	—	—
Available-for-sale equity securities		—	—	—	(130)	(181)	(133)	(130)	(181)	(133)

Deferred tax assets/ (liabilities)		3,068	5,022	6,839	(1,117)	(1,375)	(1,510)	1,951	3,647	5,329

	Note	Balance at 1 January 2010 RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2010 RMB millions
		(restated)	(restated)	(restated)
Current
Provisions and impairment losses, primarily for doubtful debts		931	116	1,047
Non-current
Property, plant and equipment		4,034	(1,686)	2,348
Deferred revenues and installation costs		497	(64)	433
Land use rights	(i)	—	—	—
Available-for-sale equity securities		(133)	(48)	(181)

Net deferred tax assets		5,329	(1,682)	3,647

	Note	Balance at 1 January 2011 RMB millions	Acquired from the Fifth Acquired Group RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December RMB millions
		(restated)
Current
Provisions and impairment losses, primarily for doubtful debts		1,047	—	(38)	1,009
Non-current
Property, plant and equipment		2,348	5	(1,633)	720
Deferred revenues and installation costs		433	—	(81)	352
Land use rights	(i)	—	—	—	—
Available-for-sale equity securities		(181)	—	51	(130)

Net deferred tax assets		3,647	5	(1,701)	1,951

Note:

(i)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. Prior to the adoption of the amendment to IFRS 1, the land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in other comprehensive income in previous years and accumulated in shareholders’ equity under the caption of other reserves.

As a result of the adoption of amendments to IFRS 1, the revalued amounts of land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were adopted as deemed costs. Therefore, the tax bases and the amounts for financial reporting purpose of the land use rights were the same, and accordingly the respective deferred tax assets were eliminated retrospectively.

10.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	Note	2011 RMB millions	2010 RMB millions
Accounts receivable
Third parties		18,040	17,466
China Telecom Group	(i)	1,803	1,182
Other telecommunications operators in the PRC		570	704

		20,413	19,352
Less: Allowance for doubtful debts		(1,942)	(2,024)

		18,471	17,328

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	2011 RMB millions	2010 RMB millions
Current, within 1 month	10,872	10,769
1 to 3 months	2,120	2,049
4 to 12 months	1,444	1,384
More than 12 months	432	495

	14,868	14,697
Less: Allowance for doubtful debts	(1,797)	(1,831)

	13,071	12,866

Ageing analysis of accounts receivable from telecommunications operators and enterprise customers is as follows:

	2011 RMB millions	2010 RMB millions
Current, within 1 month	2,763	1,844
1 to 3 months	899	1,161
4 to 12 months	1,287	998
More than 12 months	596	652

	5,545	4,655
Less: Allowance for doubtful debts	(145)	(193)

	5,400	4,462

Ageing analysis of accounts receivable that are not impaired is as follows:

	2011 RMB millions	2010 RMB millions
Not past due	16,687	15,694

Less than 1 month past due	1,081	1,086
1 to 3 months past due	703	548

Amounts past due	1,784	1,634

	18,471	17,328

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

11.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	2011 RMB millions	2010 RMB millions
Third parties	34,748	30,838
China Telecom Group	8,911	8,571
Other telecommunications operators in the PRC	699	630

	44,358	40,039

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	2011 RMB millions	2010 RMB millions
Due within 1 month or on demand	13,074	10,308
Due after 1 month but within 3 months	11,610	8,626
Due after 3 months but within 6 months	8,054	9,830
Due after 6 months	11,620	11,275

	44,358	40,039

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Summary

In 2011, the Group firmly seized the development opportunities, further deepened the strategic transformation, vigorously developed the mobile, broadband, and industry application services, effectively promoted the development of full services operation and continuously improved the profitability of the Group. The Group’s operating revenues in 2011 were RMB245,041 million, an increase of 11.5% from 2010; operating expenses were RMB220,912 million, an increase of 12.5% from 2010; profit attributable to equity holders of the Company was RMB16,502 million and basic earnings per share was RMB0.20; EBITDA1 was RMB94,364 million and the EBITDA margin2 was 40.8%.

Excluding the amortisation of upfront connection fees, the operating revenues of the Group in 2011 were RMB244,943 million, an increase of 11.7% from 2010; profit attributable to equity holders of the Company was RMB16,404 million, an increase of 10.5% from RMB14,8503 million in 2010, basic earnings per share was RMB0.20; EBITDA was RMB94,266 million and the EBITDA margin was 40.8%.

Operating Revenues

In 2011, facing the challenges from intense market competition, the Group continued to improve its full services operation standards, transform its mode of development and enhance its comprehensive service. The operating revenues maintained positive growth, and the revenue structure has been further optimised. Operating revenues in 2011 were RMB245,041 million, an increase of 11.5% from 2010. Excluding the amortisation of upfront connection fees of RMB98 million, operating revenues in 2011 were RMB244,943 million, an increase of 11.7% from 2010. Of this, the total mobile revenue was RMB82,701 million, an increase of 53.3% from 2010. The wireline services revenue was RMB162,242 million, a decrease of 1.9% from 2010. The mobile service revenue4, wireline broadband revenue, wireline value-added services revenue and integrated information application services revenue account for 27.9%, 24.8% and 12.2% of the total operating revenues, respectively. The revenue structure has become more reasonable.

[1]

EBITDA was calculated from operating revenue minus operating expenses (which excluded depreciation and amortisation and CDMA network capacity lease fee). As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

[2]	EBITDA margin was calculated from EBITDA divided by operating revenues excluding the revenue from the sales of mobile terminal equipment.

[3]	In 2011, the Group retrospectively adopted the amendment to IFRS 1. Please refer to the note 2 of the “Group Result” presented in this announcement for details.

[4]	Mobile service revenue represents total mobile revenue minus other mobile revenue. Of this, in 2011, other mobile revenue amounted to RMB14,453 million.

The following table sets forth a breakdown of the operating revenues of the Group for 2010 and 2011, together with their respective rates of change:

	For the year ended 31 December		Rates of Change
	2011	2010
	(RMB in millions, except percentage data)
Wireline voice	49,764	62,498	(20.4%)
Mobile voice	38,628	28,906	33.6%
Internet	74,992	63,985	17.2%
Value-added services	25,529	22,571	13.1%
Integrated information application services	20,473	15,519	31.9%
Managed data and leased line	14,273	12,389	15.2%
Others	21,284	13,499	57.7%
Upfront connection fees	98	497	(80.3%)

Total operating revenues	245,041	219,864	11.5%

Wireline Voice

As the trend for substitution of wireline voice to mobile and Internet services has intensified, revenue from wireline voice service continued to decrease. In 2011, revenue from wireline voice services was RMB49,764 million, a decrease of 20.4% from RMB62,498 million in 2010, accounting for 20.3% of our operating revenues.

Mobile Voice

The mobile service has maintained rapid growth in 2011. The revenue from mobile voice services was RMB38,628 million, an increase of 33.6% from RMB28,906 million in 2010, accounting for 15.8% of our operating revenues. In 2011, the net increase in the number of mobile subscribers was 35.95 million, reaching 126 million.

Internet

In 2011, revenue from Internet access services was RMB74,992 million, an increase of 17.2% from RMB63,985 million in 2010, accounting for 30.6% of our operating revenues. Through the “Broadband China • Fibre Cities” project, the Group upgraded the network bandwidth, which effectively promoted the rapid growth of broadband service. The revenue from our Internet access services continued to grow. At the end of 2011, the number of wireline broadband subscribers increased by 21.0% to 76.81 million, a net increase of 13.33 million subscribers from the end of 2010. In 2011, the wireline broadband revenue of the Group was RMB60,801 million, an increase of 12.3% from 2010. Revenue from mobile internet access services was RMB13,301 million, an increase of 47.5% from 2010.

Value-Added Services

In 2011, revenue from value-added services was RMB25,529 million, an increase of 13.1% from RMB22,571 million in 2010, accounting for 10.4% of our operating revenues. The increase in revenue was mainly attributable to the rapid growth of mobile value-added services. Revenue from mobile value-added services was RMB12,067 million, an increase of 53.6% from 2010. However, due to the decline in PAS services, revenue from wireline value-added services decreased by 8.5% when compared with 2010.

Integrated Information Application Services

In 2011, revenue from integrated information application services was RMB20,473 million, an increase of 31.9% from RMB15,519 million in 2010, accounting for 8.4% of our operating revenues. The increase in revenue was mainly due to the rapid development of the IT service and applications services as well as “Best Tone” type of information services. Revenue from mobile integrated information application services was RMB4,172 million, an increase of 117.3% from 2010.

Managed Data and Leased Line

In 2011, revenue from managed data and leased line services was RMB14,273 million, an increase of 15.2% from RMB12,389 million in 2010, accounting for 5.8% of our operating revenues. As the demand from customers for network resources and informatisation continues to increase, the revenue growth from domestic leased circuits services, IP-VPN services and leased optic fibre channel has increased relatively rapidly. Revenue from mobile managed data and leased line services was RMB80 million.

Others

In 2011, revenue from other services was RMB21,284 million, an increase of 57.7% from RMB13,499 million in 2010, accounting for 8.7% of our operating revenues. The growth of revenue was mainly attributable to the sales revenue of mobile terminal equipment. Revenue from other mobile services was RMB14,453 million, an increase of 132.0% from 2010.

Upfront Connection Fees

Upfront connection fees received by the Group from subscribers were amortised over an expected customer relationship period of 10 years. Effective from 1 July 2001, the Group ceased to charge new subscribers upfront connection fees. The termination date for the amortisation of upfront connection fees was 30 June 2011. The amortised amount was RMB98 million in 2011, representing a decrease of 80.3% from RMB497 million in 2010.

Operating Expenses

In order to promote the scale development of full services operation and increase our future competitiveness, the Group has centralised resources deployment, appropriately increased resources input, adhered to tilting more resources towards rapid growing business, high-value customers and highly-profitable regions. In the meantime, the Group has optimised its precision management, continuously increased the efficiency in the use of resources, and effectively promoted the dual increase in the full services scale and profitability. In 2011, the operating expenses of the Group were RMB220,912 million, an increase of 12.5% from 2010. The ratio of operating expenses to operating revenues was 90.2%, which slightly increased when compared to 2010.

The following table sets forth a breakdown of the operating expenses of the Group in 2010 and 2011 and their respective rates of change:

	For the year ended 31 December		Rates of Change
	2011	2010 (restated)
	(RMB in millions, except percentage data)
Depreciation and amortisation	51,224	52,215	(1.9%)
Network operations and support expenses	52,912	47,432	11.6%
Selling, general and administrative expenses	48,741	42,130	15.7%
Personnel expenses	39,167	35,529	10.2%
Other operating expenses	28,868	19,106	51.1%

Total Operating expenses	220,912	196,412	12.5%

Depreciation and Amortisation

In 2011, depreciation and amortisation was RMB51,224 million, a decrease of 1.9% from RMB52,215 million in 2010, accounting for 20.9% of our operating revenues. The decline was due to the continuous prudent control of capital expenditure by the Group.

Network Operations and Support Expenses

In 2011, network operations and support expenses were RMB52,912 million, an increase of 11.6% from RMB47,432 million in 2010, accounting for 21.6% of our operating revenues. The increase was mainly attributable to the increase in CDMA network capacity lease fee. The CDMA network capacity lease fee in 2011 amounted to RMB19,011 million, an increase of 42.7% from 2010.

Selling, General and Administrative Expenses

In 2011, selling, general and administrative expenses amounted to RMB48,741 million, an increase of 15.7% from RMB42,130 million in 2010, accounting for 19.9% of our operating revenues. The growth was mainly attributable to the increase in the deployment of selling resources so as to promote the scale development of mobile and broadband services, etc. In the meantime, the Group continued to implement stringent cost control measures on general and administrative expenses. Compared to the same period of last year, general and administrative expenses increased by 1.2%, which was lower than the rate of increase in revenues in the same period.

Personnel Expenses

In 2011, personnel expenses were RMB39,167 million, an increase of 10.2% from RMB35,529 million in 2010, accounting for 16.0% of our operating revenues. The increase in personnel expenses was mainly due to the appropriate increased efforts in motivating the talents and frontline employees.

Other Operating Expenses

In 2011, other operating expenses were RMB28,868 million, an increase of 51.1% from RMB19,106 million in 2010, accounting for 11.8% of our operating revenues. The increase was mainly attributable to the increase in the cost of mobile terminal equipment sold. The cost of mobile terminal equipment sold amounted to RMB12,866 million in 2011, an increase of 159.2% from 2010.

Net Finance Costs

In 2011, the Group’s net finance costs were RMB2,254 million, a decline of 37.4% from RMB3,600 million in 2010. Net interest expenses fell by RMB1,085 million. The decrease was mainly attributable to the significant decline of the Group’s interest-bearing debt. Net exchange gains were RMB51 million in 2011, while net exchange losses were RMB92 million in 2010. The change in net exchange gain/loss was mainly attributable to the appreciation of the RMB against the Japanese Yen.

Profitability Level

Income Tax

The Group’s statutory income tax rate is 25%. In 2011, the Group’s income tax expenses were RMB5,416 million with the effective income tax rate of 24.6%. The effective income tax rate of the Group was lower than the statutory income tax rate mainly because of the preferential income tax rate enjoyed by our branches located in special economic zones of China and some subsidiaries.

Profit Attributable To Equity Holders of the Company

In 2011, profit attributable to equity holders of the Company was RMB16,502 million, an increase of 7.5% from RMB15,347 million in 2010. Excluding the amortisation of upfront connection fees, the profit attributable to equity holders of the Company was RMB16,404 million, an increase of 10.5% from RMB14,850 million in 2010.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2011, in order to promote the development and reinforce the leading advantage of broadband services, the Group continued to increase the investment in broadband network construction, and increase the penetration rate of fibre access and broadband access speed. In the meantime, the Group emphasized investment effectiveness, optimised investment structure, and effectively controlled investments in wireline voice services and infrastructure, etc. In 2011, capital expenditure of the Group was RMB49,551 million, an increase of 15.1% from RMB43,037 million in 2010.

Cash Flows

In 2011, net increase in cash and cash equivalents for the Group was RMB1,649 million, while the net decrease in cash and cash equivalents was RMB8,934 million in 2010.

The following table sets forth the cash flow position of the Group in 2010 and 2011:

	For the year ended 31 December
	2011	2010
	(RMB millions)
Net cash flow from operating activities	73,006	75,571
Net cash used in investing activities	(43,637)	(45,734)
Net cash used in financing activities	(27,720)	(38,771)

Net increase/(decrease) in cash and cash equivalents	1,649	(8,934)

In 2011, the net cash inflow from operating activities was RMB73,006 million, a decrease of RMB2,565 million from RMB75,571 million in 2010.

In 2011, the net cash outflow for investing activities was RMB43,637 million, a decrease of RMB2,097 million from RMB45,734 million in 2010, mainly resulting from an increase in proceeds from the disposal of assets compared to 2010, and the repayment of CDMA business acquisition, amounting to RMB5,374 million in 2010.

In 2011, the net cash outflow for financing activities was RMB27,720 million, a decrease of RMB11,051 million from RMB38,771 million in 2010. The decrease in net cash outflow was mainly due to the decrease in the Group’s repayment of the bank loans and other loans when compared to 2010.

Working Capital

At the end of 2011, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB67,682 million, a reduction of deficit of RMB3,996 million from RMB71,678 million in 2010. As at 31 December 2011, the Group’s unutilised committed credit facilities was RMB118,970 million (2010: RMB98,576 million). At the end of 2011, the Group’s cash and cash equivalents amounted to RMB27,372 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 94.4% (2010: 91.2%).

Assets and Liabilities

In 2011, the Group continued to maintain a solid capital structure. By the end of 2011, the total assets of the Group fell to RMB419,115 million from RMB420,529 million at the end of 2010, while total indebtedness decreased to RMB52,103 million from RMB73,576 million in 2010. The ratio of the Group’s total indebtedness to total assets fell from 17.5% at the end of 2010 to 12.4% at the end of 2011.

Indebtedness

The indebtedness analysis of the Group as of the end of 2010 and 2011 is as follows:

	As at year ended 31 December
	(RMB millions)
	2011	2010
Short-term debt	9,187	20,675
Long-term debt maturing within one year	11,766	10,352
Long-term debt (excluding current portion)	31,150	42,549

Total debt	52,103	73,576

At the end of 2011, the total indebtedness of the Group was RMB52,103 million, a decrease of RMB21,473 million from the end of 2010. The main reason for the decrease was the Group’s repayment of a portion of bank loans and other loans. Of the total indebtedness of the Group, the Company’s loans in Renminbi, US Dollars, Japanese Yen and Euro accounted for 94.7% (2010: 96.0%), 1.3% (2010: 1.0%), 3.1% (2010: 2.2%), and 0.9% (2010: 0.8%), respectively. 96.3% (2010: 98.5%) of this indebtedness are loans with fixed interest rates, while the remainders are loans with floating interest rates.

As of 31 December 2011, the Group did not pledge any assets as collateral for debt (2010: Nil).

Most of the Group’s revenue receipts from and payments made for its business were denominated in Renminbi, therefore the Group did not have significant risk exposure to foreign exchange fluctuations.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2011, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters (including the review of the Company’s Annual Report for the year ended 31 December 2011).

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is dedicated to enhance corporate governance. We continuously promote and improve the internal control system of the Company, improve the information disclosure, enhance transparency, continuously develop corporate governance practice and devote to protect the interest of shareholders.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual for the year of 2011. In the Company’s opinion, through supervision of the Board and the independent non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capturing business opportunities. Many international leading corporations also have a similar arrangement.

Save as stated above, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in the year 2011.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code during their term of services in the year from 1 January 2011 to 31 December 2011.

CLOSURE OF REGISTER FOR TRANSFER OF SHARES

1.	Annual General Meeting

The H share register of members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the Annual General Meeting, from 30 April 2012 to 30 May 2012 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 27 April 2012. H share shareholders who are registered with Computershare Hong Kong Investor Services Limited on 30 May 2012 are entitled to attend the Annual General Meeting.

2.	Proposed Final Dividend

The Board of Directors of the Company proposes a final dividend in the amount equivalent to HK$0.085 per share (pre-tax), totalling approximately RMB5,583 million for the year ended 31 December 2011. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 30 May 2012. If such proposed dividend distribution is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the register of members of the Company on Tuesday, 12 June 2012. The Register of Members will be closed from Thursday, 7 June 2012 to Tuesday, 12 June 2012 (both days inclusive). In order to be entitled to the final dividend, H shares shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Wednesday, 6 June 2012. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rate of Renminbi to Hong Kong dollars as announced by the the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The proposed 2011 final dividends are expected to be paid on or about 20 July 2012 upon approval at the Annual General Meeting.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China in 2008, the Company shall be obliged to withhold 10% enterprise income tax when it distributes the proposed 2011 final dividends to non-resident enterprise shareholders of overseas H shares (including Hong Kong Securities Clearing Company Nominees Limited, other corporate nominees or trustees, and other entities or organizations) whose names appear on the Company’s H share register of members on 12 June 2012. All investors are requested to read this announcement carefully. If you should wish to change your shareholder status, please consult with your agent or trust institution about the relevant procedures. The Company has no obligation and will not be responsible for confirming the identities of the shareholders. The Company will withhold and pay enterprise income tax strictly in compliance with the laws. The Company will not accept any requests relating to any delay in confirming the identity of the shareholders or any errors in the identity of the shareholders.

According to regulations by the State Administration of Taxation (Guo Shui Han [2011]No.348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the register of members of the company on 12 June 2012 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Wednesday, 6 June 2012. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes over the withholding mechanism or arrangements.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2011 will be dispatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

RESIGNATION OF DIRECTOR, CHANGE OF IMPORTANT EXECUTIVE POSITIONS AND PROPOSED APPOINTMENT OF DIRECTOR

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that due to his age, Mr. Zhang Chenshuang has retired from his positions as an executive director and executive vice president of the Company with effect from 20 March 2012. Mr. Zhang has confirmed that he has no disagreement with the Board and did not have any matters in relation to his retirement that should be brought to the attention of the shareholders of the Company. The Board would like to express its sincere gratitude to Mr. Zhang Chenshuang for his valuable contribution to the Company during his tenure of office.

Meanwhile, the Board also announces that Mr. Ke Ruiwen has been appointed as an executive vice president of the Company with effect from 20 March 2012, and as an executive director of the Company with effect upon the requisite resolution having been approved at the shareholders’ meeting.

Mr. Ke Ruiwen, aged 49, is a vice president of China Telecommunications Corporation. Mr. Ke served as deputy director general of the Jiangxi Posts and Telecommunications Administration, deputy general manger of Jiangxi Telecom, managing director of the Marketing Department of the Company and China Telecommunications Corporation, general manager of Jiangxi Telecom, managing director of the Human Resources Department of the Company and China Telecommunications Corporation. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke has 26 years of operational and managerial experience in the telecommunications industry in China.

Save as disclosed in this announcement, Mr. Ke Ruiwen did not hold any directorship in any other listed companies nor take up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Ke does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointment of Mr. Ke that shall be disclosed pursuant to Rule 13.51(2) h)to(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

B-1

The proposed appointment of Mr. Ke Ruiwen as an executive director of the Company will be submitted to an annual general meeting for approval by the shareholders of the Company. A notice of annual general meeting, containing details of such appointment will be dispatched to the shareholders of the Company in due course.

By Order of the Board China Telecom Corporation Limited Wang Xiaochu Chairman and Chief Executive Officer

Beijing, PRC, 20 March 2012

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

B-2